COMPANY PRESENTATION - AUGUST 18, 2026

The Future of Industrial Energy.

From data centers to production floors, BrenX is designed to deliver and optimize electricity and heat



BRNX

NASDAQ STOCK SYMBOL

Heat + Power

INTEGRATED OPERATING MODEL

bGen™

CORE THERMAL STORAGE TECHNOLOGY

Forward-Looking Statements and Disclaimer

This presentation of BrenX Ltd. (the "Company" or "BrenX"), any oral presentation of the information contained in this presentation and any question-and-answer session that may follow contain "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements.

For example, the Company is using forward-looking statements in this presentation when it discusses: the Company's strategy to integrate power, heat, energy storage and intelligent energy optimization into an integrated industrial energy platform; the Company's plans to develop, acquire, own, operate and optimize energy infrastructure and energy assets; the anticipated benefits, performance and potential applications of the Company's technologies and integrated energy solutions; the Company's ability to expand its business beyond individual technology projects and develop integrated energy platforms; the development, expansion and scalability of the Company's energy platforms; potential applications of the Company's technologies and integrated energy solutions for industrial customers and data centers; the Company's ability to optimize energy assets and reduce energy costs; the Company's ability to generate recurring revenue and develop long-term customer relationships; the Company's growth strategy for its bGen™ thermal energy storage technology; and the Company's future business models, commercial opportunities, projects and collaborations. References to data centers in this presentation relate to potential applications and market opportunities for the Company's technologies and integrated energy solutions and should not be understood to indicate that the Company currently has data-center customers, operating data-center projects, executed commercial agreements or revenues from data-center applications, unless expressly stated otherwise.

Without limiting the generality of the foregoing, words such as "plan," "project," "potential," "seek," "target," "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate," "continue," or similar expressions are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this presentation. Factors that may affect the Company's results include, but are not limited to, the Company's planned level of revenues, capital expenditures and research, development and engineering expenses, the demand for and market acceptance of its products and solutions, the impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and commercial arrangements, legal, social and economic risks, the risks associated with the adequacy of existing cash resources, and political, economic and military instability in the Middle East, specifically in Israel.

The forward-looking statements contained or implied in this presentation are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the "Risk Factors" section of the Company's Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (the "SEC") on March 25, 2026, and in the Company's subsequent filings with the SEC, which are available on the SEC's website.

The information in this presentation, any oral presentation of it and any question-and-answer session that may follow does not constitute or form part of and should not be construed as an offer or the solicitation of an offer to subscribe for or purchase any securities of the Company or any of its subsidiaries, and nothing contained herein or therein shall form the basis of or be relied on in connection with any contract or commitment whatsoever.

No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. The information herein has not been independently verified and will not be updated. The information, including but not limited to forward-looking statements, applies only as of the date of this presentation and is not intended to give any assurances as to future results. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to the information, including any financial data or forward-looking statements, and, except as required by law, will not publicly release any revisions it may make to the information that may result from any change in the Company's expectations, any change in events, conditions or circumstances on which these forward-looking statements are based, or other events or circumstances arising after the date of this presentation. Market data used in the information contained herein not attributed to a specific source are estimates of the Company and have not been independently verified.

Except for images expressly identified as relating to the Company's ENEL and Tempo projects, images, photographs and renderings included in this presentation are for illustrative purposes only and do not necessarily depict actual BrenX facilities, projects, customers or installations.

MARKET CONTEXT

Decarbonizing the Industrial Heat Market.



25% ↓

Industrial heat accounts for **25% of global emissions**.*

* International Energy Agency, *Renewable energy for industry*, 2017.

MARKET OPPORTUNITY

Europe's industrial TES market is moving toward scale.

≈$18B cumulative European industrial TES capex opportunity through 2035

200+ GWh potential installed capacity by 2035

McKinsey estimates European industrial TES could grow from less than 0.5 GWh today to more than 200 GWh by 2035. Its 2030 modeling also indicates that IRRs above 15% may be achievable in most assessed markets.



Source: McKinsey & Company, "Industrial heat electrification in Europe: New business models emerge," March 13, 2026.
McKinsey's €16B estimate shown as approximately $18B using the ECB reference rate of 1 EUR = 1.1485 USD on July 31, 2026.

Selected historical European electricity-market pricing

2024 data from selected markets


60%
60%
57%
57%
52%
58%
51%
56%
53%
52%
2024
50%

→ **50%+**

historical off-peak price differential in selected markets

- Potential to reduce exposure to energy-cost volatility
- Can support greater renewable-energy integration
- Negative-price events have increased in selected markets

Company modeling based on selected 2024 ENTSO-E Transparency Platform data. Historical market-price differentials are illustrative and do not represent realized or guaranteed customer savings.

INTEGRATED PLATFORM

Heat, Power and Flexibility as One Integrated System.

Commercial structures designed around industrial customers, from equipment supply to long-term energy services.

Heat

+

Power

Generate, store, deliver and optimize energy as one connected infrastructure platform.


THERMAL ENERGY STORAGE
THERMAL ENERGY STORAGE
enel
enel

GENERATE | STORE | DELIVER | OPTIMIZE

BGEN™ THERMAL ENERGY STORAGE

Proven Thermal Energy Storage. Engineered for Impact.

More than a decade of thermal energy storage development, proven across industrial and utility deployments.

Electricity or recovered heat → Steam · hot air · thermal oil


ENERGY
STORAGE
PROVEN INDUSTRIAL DEPLOYMENT

bGen™ Heat Battery.

Charges when electricity prices are cheapest, stores energy as heat, and supplies zero-emission process heat.



OPERATING MODEL

Build. Own. Operate. Optimize.

An end-to-end model spanning project development, infrastructure investment, long-term operations and continuous optimization.

01

Build

Develop and integrate infrastructure around each customer’s operational and sustainability objectives.

02

Own

Invest in selected assets and align long-term performance with customer success.

03

Operate

Deliver reliable industrial energy services through expert management and monitoring.

04

Optimize

Coordinate heat, power, storage and flexibility using software and real-time data.

PROJECTS

A Global Project Base.

Public deployments demonstrate the versatility, proven performance, and scalability of the BrenX platform across industrial steam, heat recovery, healthcare, utility integration, and grid services.


COMMERCIAL
Rendering

ARD Integrated Industrial Energy Hub

A planned integrated energy hub near Partner in Pet Food (PPF), combining the purchased solar facility with electricity, industrial heat and potential future data-center capacity.

Project under development


COMMERCIAL

TEMPO

Power-to-heat thermal storage with renewable and grid charging for industrial steam delivery.

Completed construction, in commissioning


PILOT

ENEL

Heat-to-heat thermal energy storage for industrial steam and energy recovery.

Completed


PILOT
Rendering

NYPA / SUNY Purchase

Thermal storage integrated with utility and campus energy infrastructure.

Operational


COMMERCIAL
Rendering

Wolfson Hospital

Power-to-heat thermal energy storage for hospital steam and hot water.

Under construction


COMMERCIAL
Rendering

PPF — Partner in Pet Food

Electrical charging, grid balancing and process-heat dispatch.

Signed; in development


BRENMILLER ENERGY
Nasdaq
BROADWAY

PLATFORM STRATEGY

BrenX is pursuing a strategy to move beyond individual technology projects and develop integrated energy platform

Designed to serve customers, optimize energy assets and create opportunities for recurring revenue over time.

AWARDS & RECOGNITION

- TIME Best Inventions 2023
- BloombergNEF Pioneers 2024 Finalist
- Edison Awards 2025 Gold — Energy Storage & Management
- POWER 2025 Commercial & Industrial Generation Award
- European Commission — Seal of Excellence
- European Investment Bank — Innovation Champion
- BIRD Energy — U.S.-Israel Clean Energy Project Approval
- Merage DeserTech Industry Leader Award 2026

BRENX

RESHAPING INDUSTRIAL ENERGY